                                                                   Exhibit 99(d)
CONSOLIDATED STATEMENTS OF INCOME

                                                                                  Fiscal Year Ended
                                                                -------------------------------------------------
                                                                March 31, 1995    March 25, 1994   March 26, 1993
(In thousands, except share and per share amounts)


REVENUES
    Underwriting and investment banking......................       $   41,951        $   64,008       $   42,731
    Principal transactions...................................           45,883            51,769           59,584
    Commissions..............................................           50,054            53,305           40,184
    Investment management fees...............................           15,961            14,542           12,320
    Interest and dividends...................................           19,197            15,330           13,850
    Other....................................................            4,680             5,726            5,148
                                                                    ---------------------------------------------
                                                                       177,726           204,680          173,817
                                                                    ---------------------------------------------

EXPENSES
    Employee compensation and benefits.......................          102,557           116,832           99,525
    Interest.................................................            6,370             9,297            7,699
    Communications...........................................           12,493            10,919            9,704
    Occupancy and equipment..................................           13,061            11,481            9,708
    Promotion and development................................            7,494             7,325            6,709
    Floor brokerage and clearance............................            2,575             2,904            2,826
    Taxes, other than income taxes...........................            5,989             5,134            4,316
    Other operating expenses.................................            6,483             6,100            8,630
                                                                    ---------------------------------------------
                                                                       157,022           169,992          149,117
                                                                    ---------------------------------------------

Income before income taxes...................................           20,704            34,688           24,700

Provision for income taxes...................................            7,020            13,100            8,650
                                                                    ---------------------------------------------

Net income...................................................       $   13,684        $   21,588       $   16,050
                                                                    =============================================

Income per share
    Primary..................................................       $     1.47        $     2.38       $     1.92
    Fully diluted............................................       $     1.47        $     2.28       $     1.76

Average number of shares and share equivalents outstanding...        9,303,000         9,076,000        8,377,000


See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                                                  March 31, 1995   March 25, 1994
                                                                                                  -------------------------------
(In thousands, except share and per share amounts)

ASSETS
     Cash and cash equivalents..................................................................        $  2,850         $  6,765
     Receivable from customers..................................................................         136,180          124,294
     Receivable from brokers and dealers........................................................          18,281           30,915
     Securities purchased under agreements to resell............................................          88,869          216,263
     Securities owned...........................................................................          95,184          152,690
     Other receivables..........................................................................          16,368           12,087
     Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $18,717 at March 31, 1995
       and $15,304 at March 25, 1994............................................................          11,286            9,987
     Other assets...............................................................................          32,314           37,577
                                                                                                        -------------------------
                                                                                                        $401,332         $590,578
                                                                                                        =========================

LIABILITIES AND STOCKHOLDERS' EQUITY

  Liabilities
     Short-term borrowings......................................................................        $ 64,924         $ 90,731
     Payable to customers.......................................................................          35,380           28,220
     Payable to brokers and dealers.............................................................          20,786           23,527
     Securities sold under agreements to repurchase.............................................          52,029          198,730
     Securities sold but not yet purchased......................................................          47,701           64,644
     Accrued compensation and profit sharing contribution.......................................          20,282           24,586
     Accounts payable, accrued expenses and other liabilities...................................          20,868           27,735
     Long-term borrowings.......................................................................          25,000           25,000
                                                                                                        -------------------------
                                                                                                         286,970          483,173

  Commitments and Contingencies

  Stockholders' Equity
     Preferred Stock, without par value; 200,000 shares authorized;
       none issued
     Common Stock, par value $1.00 per share; 15,000,000 shares
       authorized; (11,434,788 and 11,176,129 shares issued, respectively)......................          11,435           11,176
     Additional paid-in capital.................................................................          48,342           44,916
     Retained earnings..........................................................................          77,034           66,239
                                                                                                        -------------------------
                                                                                                         136,811          122,331
     Less treasury stock, at cost -
       2,481,535 shares at March 31, 1995, and
       1,915,138 shares at March 25, 1994.......................................................         (22,449)         (14,926)
                                                                                                        -------------------------
                                                                                                         114,362          107,405
                                                                                                        -------------------------
                                                                                                        $401,332         $590,578
                                                                                                        =========================

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                           Additional
                                                               Common        Paid-In     Retained    Treasury
                                                                Stock        Capital     Earnings     Stock
                                                               ----------------------------------------------
(In thousands, except share and per share amounts)

BALANCE AT MARCH 27, 1992..................................    $ 8,109       $30,020      $33,708    $ (8,914)

Net income for the fiscal year.............................                                16,050

Purchase of 2,400 shares of treasury stock, at cost........                                               (28)

Issuance of 63,792 shares of treasury stock
to satisfy exercise of stock options.......................                      157                      348

Issuance of 110,656 shares of common stock.................         93           943

Cash dividends, $.312 per share............................                                (2,559)
                                                               ----------------------------------------------
BALANCE AT MARCH 26, 1993..................................      8,202        31,120       47,199      (8,594)

Net income for the fiscal year.............................                                21,588

Purchase of 496,509 shares of treasury stock, at cost......                                            (7,259)

Issuance of 140,230 shares of treasury stock
to satisfy exercise of stock options.......................                       96                      927

Issuance of 270,201 shares of common stock.................        241         3,838

Issuance of common stock to satisfy 20% stock dividend.....      1,681        (1,681)

Issuance of 1,064,031 shares of common stock because of
conversion of 8% convertible subordinated debentures.......      1,052        11,543

Cash dividends, $.288 per share............................                                (2,548)
                                                               ----------------------------------------------
BALANCE AT MARCH 25, 1994..................................     11,176        44,916       66,239     (14,926)

Net income for the fiscal year.............................                                13,684

Purchase of 674,377 shares of treasury stock, at cost......                                            (8,380)

Issuance of 107,980 shares of treasury stock
to satisfy exercise of stock options.......................                     (127)                     857

Issuance of 258,659 shares of common stock.................        259         3,553

Cash dividends, $.315 per share............................                                (2,889)
                                                               ----------------------------------------------
BALANCE AT MARCH 31, 1995..................................    $11,435       $48,342      $77,034    $(22,449)
                                                               ==============================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                  Fiscal Year Ended
                                                                                   ------------------------------------------------
(In thousands)                                                                     March 31, 1995   March 25, 1994   March 26, 1993

OPERATING ACTIVITIES:

Net Income....................................................................           $ 13,684         $ 21,588        $  16,050
Adjustments to reconcile net income to net cash provided by
(used for) operating activities:
   Depreciation and amortization..............................................              4,973            4,083            3,506
   Deferred compensation......................................................                609              298              205
   Deferred income taxes......................................................                560           (2,219)          (1,569)
   Increase in receivable from customers......................................            (11,886)         (40,059)         (25,002)
   (Increase) decrease in receivable from brokers and dealers.................             12,634            5,729          (13,715)
   (Increase) decrease in securities owned....................................             57,506            9,231          (19,973)
   Increase in other receivables..............................................             (4,281)            (459)          (2,894)
   Increase in payable to customers...........................................              7,160           10,056            1,296
   Increase (decrease) in payable to brokers and dealers......................             (2,741)          17,018            3,466
   Increase (decrease) in securities sold but not yet purchased...............            (16,943)          22,425            3,758
   Increase (decrease) in accrued compensation and profit sharing
     contribution.............................................................               (492)           7,353            2,710
   Increase (decrease) in accounts payable, accrued expenses and
     other liabilities........................................................             (7,476)           7,009            7,033
                                                                                         ------------------------------------------
   Net cash provided by (used for) operating activities.......................             53,307           62,053          (25,129)

INVESTING ACTIVITIES:

   Purchase of furniture, equipment, and leasehold improvements...............             (5,678)          (3,272)          (5,118)
   (Increase) decrease in other assets........................................              4,109           (4,273)           1,755
                                                                                         ------------------------------------------
   Net cash provided by (used for) investing activities.......................             (1,569)          (7,545)          (3,363)

 FINANCING ACTIVITIES:

   (Increase) decrease in securities purchased under agreements to resell.....            127,394          (31,114)        (138,096)
   Decrease in short-term borrowings..........................................            (25,807)          (7,322)         (15,418)
   Increase (decrease) in securities sold under agreements to repurchase......           (146,701)          (7,807)         164,132
   Proceeds from issuance of subordinated notes...............................                                               25,000
   Cash dividends.............................................................             (2,889)          (2,548)          (2,559)
   Purchase of treasury stock.................................................             (8,380)          (7,259)             (28)
   Proceeds from issuance of treasury stock...................................                730            1,023              505
   Redemption of convertible subordinated debentures..........................                                (198)
                                                                                         ------------------------------------------
   Net cash provided by (used for) financing activities.......................            (55,653)         (55,225)          33,536
                                                                                         ------------------------------------------
Increase (decrease) in cash and cash equivalents..............................             (3,915)            (717)           5,044
Cash and cash equivalents at beginning of fiscal year.........................              6,765            7,482            2,438
                                                                                         ------------------------------------------
Cash and cash equivalents at end of fiscal year...............................           $  2,850         $  6,765        $   7,482
                                                                                         ==========================================

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

     The consolidated financial statements include the accounts of McDonald & Company Investments, Inc., and its subsidiaries, collectively referred to as the "Company." All significant intercompany accounts and transactions are eliminated in consolidation.

     The Company's fiscal year is the 52- or 53-week period ending on the last Friday in March.

     The Company, through its principal subsidiary, McDonald & Company Securities, Inc. ("McDonald Securities"), is engaged in the business of a securities broker and dealer, which is comprised of several classes of service, such as underwriting and investment banking, principal and agency transactions, and investment advisory services.

     Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of the short-term nature of the financial instruments, approximate current fair value. The market value of the Company's long-term borrowings, estimated based on current interest rates, does not differ significantly from the amount recorded at March 31, 1995.

     Cash and cash equivalents represent cash in banks and excess cash invested with banks overnight in short-term instruments.

     Repurchase and resale agreements are treated as financing transactions and are carried at the amounts at which the securities will be reacquired or resold as specified in the respective agreements. It is the Company's policy to obtain possession of collateral. The Company monitors the risk of loss by assessing the market value of the underlying securities as compared to the related receivable or payable, including accrued interest, and requires additional collateral where deemed appropriate.

     Securities owned and securities sold but not yet purchased are carried at market value, and unrealized gains and losses are included in revenues from principal transactions.

     Securities transactions and related commissions revenue and expense are recorded on the settlement date basis. The effect on the financial statements of using the settlement date basis, rather than the trade-date basis, is not material.

     Investment banking revenue (other than underwriting revenue) and investment management fees are recorded as the income is earned and the related services are performed. Underwriting revenue is recorded upon completion of the underwriting.

     Furniture and equipment are depreciated on the straight-line method over their estimated useful lives. Leasehold improvements are amortized on the straight-line method over the life of the lease or the useful life of the improvement, whichever is shorter.

     The excess of the purchase price over net identifiable assets acquired (goodwill) is included in other assets and is being amortized on the straight-line basis over a period of 25 years.

NOTE B - SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED

Securities owned and securities sold, but not yet purchased, consist of the following:

                                          March 31, 1995          March 25, 1994
                                          --------------------------------------
(In thousands)

Securities owned
   Corporate obligations................        $ 42,416                $ 80,987
   State and municipal obligations......          18,715                  10,817
   Mortgage-backed securities...........          18,040                  16,380
   Corporate stocks.....................          11,740                  11,278
   U.S. Government obligations..........           3,520                  33,020
   Other................................             753                     208
                                                --------------------------------
                                                $ 95,184                $152,690
                                                ================================

Securities sold but not yet purchased
   U.S. Government obligations..........        $ 40,799                $ 52,500
   Corporate stocks.....................           6,727                   7,539
   Other................................             175                   4,605
                                                --------------------------------
                                                $ 47,701                $ 64,644
                                                ================================



NOTE C - SHORT TERM BORROWINGS

Short-term borrowings include the following:



                                           March 31, 1995     March 25, 1994
                                           ---------------------------------
            (In thousands)

            Secured bank loans...........       $  33,383          $  33,815
            Unsecured bank loans.........          31,541             56,916
                                                ----------------------------
                                                $  64,924          $  90,731
                                                ============================




     Short-term borrowings are bank loans payable on demand at rates ranging from 6.75% to 8.25% at March 31, 1995. The secured loans were collateralized by customer-owned securities with a market value of $70,005,000 and firm-owned securities with a market value of $37,641,000 at March 31, 1995. At March 25, 1994, the secured loans were collateralized by customer-owned securities with a market value of $20,818,000 and firm-owned securities with a market value of $83,364,000. For the fiscal years ended March 31, 1995 and March 25, 1994, the weighted average interest rate on short-term borrowings was 5.56% and 3.85%, respectively.

     McDonald Securities had total lines of credit of $318,000,000 at March 31, 1995, under which a maximum of $130,000,000 could be borrowed on an unsecured basis. There were no compensating balance requirements associated with these lines of credit.

     Securities sold under agreements to repurchase bear interest at rates ranging from 6.125% to 6.50% and are collateralized by firm-owned securities with a market value of $4,373,000 and securities purchased under agreements to resell with a market value of $47,593,000 at March 31, 1995. For the fiscal years ended March 31, 1995 and March 25, 1994, the weighted average interest rate on repurchase agreements was 3.43% and 2.89%, respectively.

NOTE D - LONG-TERM BORROWINGS

     McDonald Securities has outstanding $25,000,000 in aggregate principal amount of 8.24% Subordinated Notes due January 15, 2002. McDonald Securities is required to pay principal amounts of $5,000,000 on January 15 in each year beginning in 1998. The notes are subordinated in right of payment to all senior indebtedness of McDonald Securities. The principal amount of the notes have been approved by the New York Stock Exchange, Inc., for inclusion in the regulatory capital of McDonald Securities (See Note H).

     As of March 26, 1993, the Company had outstanding $13,055,000 of 8% convertible subordinated debentures ("debentures") due March 1, 2011. The debentures were convertible at any time prior to maturity, unless previously redeemed, at a conversion price of $12.08 per share. The debentures were redeemable at the option of the Company at any time at 102.4% if redeemed prior to March 1, 1994, and, thereafter, at prices declining to par on or after March 1, 1996, plus accrued interest. During the fiscal year ended March 25, 1994, the Company redeemed $197,000 aggregate principal amount of debentures at a price of 102.4% of the principal amount, plus accrued interest for a total cash payment of $204,310. During the fiscal year ended March 25, 1994, $12,858,000 principal amount of debentures was converted into 1,064,031 shares of the Company's Common Stock at a conversion price of $12.08 per share.

     Total interest paid was $6,412,000 for the fiscal year ended March 31, 1995, $9,171,000 for the fiscal year ended March 25, 1994, and $7,470,000 for the fiscal year ended March 26, 1993.

NOTE E - INCOME TAXES

The provision for income taxes consists of the following:


                                                                              Fiscal Year Ended
                                                             ---------------------------------------------------
                                                             March 31, 1995     March 25, 1994    March 26, 1993
        (In thousands)

        Federal
          Current.........................................           $6,260            $14,399          $  9,769
          Deferred........................................              560             (2,219)           (1,569)
                                                                      ------------------------------------------
                                                                      6,820             12,180             8,200
          State and local.................................              200                920               450
                                                                     -------------------------------------------
                                                                     $7,020            $13,100          $  8,650
                                                                     ===========================================


NOTE E - INCOME TAXES

     The provision for income taxes differs from the amount computed using the federal statutory rates of 35% for the fiscal years ended March 31, 1995 and March 25, 1994, and 34% for the fiscal year ended March 26, 1993, as a result of the following:


                                                                             Fiscal Year Ended
                                                            ---------------------------------------------------
                                                            March 31, 1995     March 25, 1994    March 26, 1993
(In thousands)

Expected tax provision at statutory rate..................         $ 7,246          $  12,141          $  8,398
Effects of
  Non-taxable interest income.............................            (813)              (381)             (572)
  Non-deductible business meals and entertainment.........             378                142               122
  Other-net...............................................             209              1,198               702
                                                                   --------------------------------------------
                                                                   $ 7,020          $  13,100          $  8,650
                                                                   ============================================


     Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                            March 31, 1995     March 25, 1994
(In thousands)

Deferred tax assets:
  Employee compensation accruals..........................         $ 2,790            $ 2,917
  Litigation and other reserves...........................           1,810              2,278
  Amortization............................................             862                647
  Other...................................................             963              1,125
                                                                   --------------------------
Total deferred tax assets.................................           6,425              6,967
                                                                   --------------------------
Deferred tax liabilities:
   Depreciation...........................................             772                724
   Other..................................................             334                364
                                                                   --------------------------
Total deferred tax liabilities............................           1,106              1,088
                                                                   --------------------------
Net deferred tax assets...................................         $ 5,319            $ 5,879
                                                                   ==========================

   Total income taxes paid were $5,400,000 for the fiscal year ended March 31, 1995, $14,070,000 for the fiscal year ended March 25, 1994, and $10,788,000 for the fiscal year ended March 26, 1993.

NOTE F - INCOME PER SHARE

     Primary income share is based on the average number of shares and share equivalents outstanding during the fiscal years. Share equivalents represent the effect of shares issuable under the Company's stock option plans. For the fiscal years ended March 25, 1994 and March 26, 1993, fully diluted income per share includes, in addition to the above, the effect of the conversion of the Company's 8% convertible subordinated debentures.

     On July 27, 1993, the Company declared a 20% stock dividend payable August 20, 1993, to stockholders of record August 10, 1993. Applicable share and per-share information has been restated to reflect the effect of the stock dividend as if it had occurred at the beginning of the fiscal 1994 and fiscal 1993 periods.

NOTE G - COMMITMENTS AND CONTINGENCIES

     Company has letters of credit for $3,000,000 which are being used to satisfy clearing corporation deposit requirements which approximated $1,983,000 at March 31, 1995. The agreements expire in June 1995 and September 1995 and the Company pays fees at 1% per annum.

     The Company is a defendant in various lawsuits incidental to its securities business. In view of the number and diversity of claims against the Company and the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or other claims will be. The Company provides for costs relating to these matters when a loss is probable and the amount is reasonably estimable. The effect of the outcome of these matters on the Company's future results of operations cannot be predicted because any such effect depends on future results of operations and the amount and timing of the resolution of such matters. While it is not possible to predict with certainty, management believes that the ultimate resolution of such matters will not have a material adverse effect on the consolidated financial position or liquidity of the Company.

     Aggregate commitments under operating leases for office space and equipment in effect as of March 31, 1995, with initial or remaining noncancellable lease terms in excess of one year are approximately $56,690,000 payable as follows:
1996-$5,609,000; 1997-$5,464,000; 1998-$5,797,000; 1999-$4,821,000;
2000-$4,399,000, and thereafter-$30,600,000. Certain of these leases have escalation clauses, based on certain increases in costs incurred by the lessor, and renewal options. Rental expense amounted to $6,025,000 for the fiscal year ended March 31, 1995, $5,429,000 for the fiscal year ended March 25, 1994, and $5,154,000 for the fiscal year ended March 26, 1993.

NOTE H - NET CAPITAL REQUIREMENTS

     McDonald Securities is subject to the Uniform Net Capital Rule (the "Rule") of the Securities and Exchange Commission and the net capital rules of the New York Stock Exchange, Inc. (the "Exchange"), of which McDonald Securities is a member. McDonald Securities has elected to use the alternative method permitted by the Rule which requires that it maintain minimum net capital, as defined, equal to 2% of aggregate debit balances arising from customer transactions, as defined. The Exchange may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit balances and may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital would be less than 5% of aggregate debit balances.

     Net capital and aggregate debit balances change from day to day. At March 31, 1995, McDonald Securities' net capital under the Rule was $72,352,000 or 51% of aggregate debit balances, and $69,504,000 in excess of the minimum required net capital.

NOTE I - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET AND CREDIT RISK

     In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to risk in the event the customer is unable to fulfill its contractual obligations. The Company maintains cash and margin accounts for its customers located throughout the United States, but primarily in the Midwest.

     The Company, as a part of its normal brokerage activities, assumes short positions on securities. The establishment of short positions exposes the Company to off-balance sheet risk in the event prices change, as the Company may be obligated to cover such positions at a loss. The Company manages its exposure to these instruments by entering into offsetting or other positions in a variety of financial instruments.

     As a securities broker and dealer, a substantial portion of the Company's transactions are collateralized. The Company's exposure to credit risk associated with the nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' or contra parties' ability to satisfy their obligations to the Company. Where considered necessary, the Company requires a deposit of additional collateral, or a reduction of securities positions.

     In the normal course of business, the Company enters into underwriting and forward commitments. At March 31, 1995, the Company's commitments included forward purchase and sale contracts involving mortgage-backed securities and collateralized mortgage obligations with market values of approximately $48 million and $33 million, respectively. Transactions relating to such commitments, which were subsequently settled, had no material effect on financial position.

     At March 25, 1994, the Company had written option contracts outstanding with a total contractual amount of approximately $1.1 billion, and futures contracts to sell Eurodollar Securities with a notional amount of $175 million, substantially all of which were offset by futures and options contracts and United States government securities owned. The Company settled its positions by entering into equal, but opposite contracts, and as such, the contractual amounts did not represent cash requirements.


NOTE J - EMPLOYEE BENEFIT PLANS

     Prior to January 1, 1993, the Company had profit sharing plans and an employee stock ownership plan covering substantially all employees with at least one year of service. The Company's contributions were determined annually, based on the Company's performance. Effective January 1, 1993, the Company adopted the McDonald & Company Securities, Inc., Retirement Savings Trust and Plan (the "McDonald RSP Plan"), a 401(k) defined-contribution and profit-sharing plan covering substantially all employees. The former profit sharing plans and the employee stock ownership plan were merged into the McDonald RSP Plan as of January 1, 1993. The Company's contribution expense related to the plans was as follows:

                                                                        Fiscal Year Ended
                                                     --------------------------------------------------------
(In thousands)                                       March 31, 1995        March 25, 1994      March 26, 1993

Profit Sharing and 401(k) Plans....................          $1,532                $2,000              $2,196
Employee Stock Ownership Plan......................              --                    --                 500
                                                             ------------------------------------------------
                                                             $1,532                $2,000              $2,696
                                                             ================================================


NOTE K - STOCK OPTION AND RESTRICTED STOCK PLANS

     The Company had authorized 720,000 shares of Common Stock for issuance pursuant to the Company's Stock Option Plan for employees ("the Plan"), which terminated on June 6, 1993. Options outstanding at the time of termination of the Plan continue according to the terms of the Plan. An additional 28,800 shares were authorized for issuance under the Stock Option Plan for Outside Directors. Stock option activity for the fiscal years ended March 31, 1995, March 25, 1994, and March 26, 1993, was as follows:

                                                                                Stock Option Plan
                                                  Stock Option Plan           for Outside Directors
                                              -------------------------       ----------------------
                                              Number of        Price          Number of     Price
                                               Options         Range           Options      Range
                                              ------------------------------------------------------
Outstanding at March 27, 1992...........        524,681     $3.65-10.00        19,200     $4.90-9.69
Granted during fiscal 1993..............                                        4,800          $8.85
Exercised...............................        (63,792)     $4.17-8.12
Canceled................................         (2,040)     $5.83-7.32        (4,800)         $4.90
                                               --------                        ------
Outstanding at March 26, 1993...........        458,849     $3.65-10.00        19,200     $4.90-9.69
Granted during fiscal 1994..............        102,120    $12.60-12.71
Exercised...............................       (140,228)     $5.00-8.12
Canceled................................         (1,075)          $6.14
                                               --------                        ------
Outstanding at March 25, 1994...........        419,666     $3.65-12.71        19,200     $4.90-9.69
Exercised...............................       (107,980)     $3.65-8.12
Canceled................................         (4,912)     $6.15-7.32
                                               --------                        ------
Outstanding at March 31, 1995...........        306,774     $3.65-12.71        19,200     $4.90-9.69
                                               ========                        ======



     The options become exercisable over a five-year period from the date of grant and expire 10 years from the date of grant. At March 31, 1995, options to purchase 220,038 shares were exercisable under the Plan. Under the Stock Option Plan for Outside Directors, options to purchase 12,480 shares were exercisable and options for a total of 9,600 shares were available for future grant at March 31, 1995. The Company purchases shares in the open market to provide for the shares delivered pursuant to the exercise of options under the Plans.

     The Company has authorized 960,000 shares of Common Stock for issuance pursuant to the Company's 1993 Restricted Stock Bonus Plan (the "Bonus Plan"). Under the Bonus Plan, restricted stock awards may be granted to certain employees. Shares of Common Stock granted under the Plan prior to April 1, 1993, were awarded subject to forfeiture if the employee's employment terminated within two years from the date of award. All shares granted under the Bonus Plan are restricted as to sale or transfer for a period of two years from the date of grant.

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT AUDITORS

Stockholders and Board of Directors
McDonald & Company Investments, Inc.

     We have audited the accompanying consolidated statements of financial condition of McDonald & Company Investments, Inc., and subsidiaries as of March 31, 1995, and March 25, 1994, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three fiscal years in the period ended March 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of McDonald & Company Investments, Inc., and subsidiaries at March 31, 1995, and March 25, 1994, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended March 31, 1995, in conformity with generally accepted accounting principles.


                                                     Ernst & Young LLP
                                                  /s/Ernst & Young LLP


                                                    Cleveland, Ohio
                                                    May 2, 1995



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